ATS-N/UA: Part I: Identifying Information

Identifying Information

7. Provide the primary, and if any, secondary, physical street address(es) of the NMS Stock ATS matching system:

Primary Address

Street 1	~~300 Boulevard East~~755 Secaucus Rd
Street 2	
City	~~Weehawken~~ Secaucus
Zip	~~07086~~ 07094
State	NEW JERSEY

Secondary Address 0

Formatted: Indent: Left: 0", Right: 0", Space Before: 0 pt, After: 0 pt

ATS-N/UA: Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 6: Activities of Service Providers

a. Does any employee of the Broker-Dealer Operator or its Affiliate that services both the operations of the NMS Stock ATS and any other business unit or any Affiliate of the Broker-Dealer Operator ("shared employee") have access to confidential trading information on the NMS Stock ATS?	X◯ Yes ◉ ~~No~~ FMR Sakura has no employees. However, Luminex has a contract with a Fidelity related entity - National Financial Services LLC ("NFS") - for a business unit of NFS - Fidelity Technology Group ("FTG") - to provide software support services to Luminex and the operations of the ATS as described more fully in Part III Items 7, 8, 9, 10, 11, 13, 14, 15, 17, 20, and 21. A limited number of FTG employees have access to confidential trading information as part of their duties to support the operations of the ATS, as described in Part II Items 6(b) and 7(d). Pursuant to a fully-disclosed clearing agreement between Luminex and NFS, NFS clears and settles all transactions executed on the System. Please see Part III Item 22. Additionally, NFS maintains a proprietary account on behalf of Luminex and provides Luminex order-routing and execution services. This account is solely used by Luminex to effect proprietary transactions in connection with bona fide errors and occasional and infrequent accommodations. All such proprietary transactions are effected on market centers other than the System.
b. Does any entity, other than the Broker-Dealer Operator, support the services or functionalities of the NMS Stock ATS ("service provider") that are required to be explained in Part III of this form?	◉ Yes ◯ No

If yes, both identify the service provider and provide a summary of the role and responsibilities of the service provider in response to the applicable Item number in Part III of this form, as required. List the applicable Item number here. If there are services or functionalities that are not applicable to Part III, identify the service provider, the services and functionalities, and also provide a summary of the role and responsibilities of the service provider here.	Commencing on or around October 19, 2020, technology support services for the overall operations of the ATS will be provided by a division of eBX LLC ("eBX"). FTG will support the overall operations of the ATS until those responsibilities are transitioned to eBX. A limited number of eBX employees have access to confidential trading information as part of their duties to support the operations of the ATS, as described in Part II Item 7(d). While the System is housed and operated on Luminex servers and equipment, the Firm has engaged eBX, pursuant to a services agreement that restricts eBX's use of information obtained in providing operational and technological support to Luminex and provides substantial procedures to ensure security of Subscriber information, to provide technology resources and personnel to manage the technology suite and implementation of system changes. Data center facilities are leased from Equinix Inc. in Secaucus, NJ (NY4). The Firm licenses a FIX engine from Itiviti Group AB (f/k/a CameronTec Group). The FIX engine provides connectivity with Subscribers' order-originating systems and transformation of FIX messages to/from internal data structures. The System receives market data from ICE Data Services (see also Part III Item 23 below), a vendor that handles market data feeds from various market data providers. Please see Part III Item 11 for more information on the operations of the System. ~~FMR Sakura has no employees. However, Luminex has a contract with a Fidelity related entity - National Financial Services LLC ("NFS") - for a business unit of NFS - Fidelity Technology Group ("FTG") - to provide technology support services to Luminex and the operations of the ATS. A limited number of FTG employees have access to confidential trading information as part of their duties to support the operations of the ATS, as described in Part II Item 7(d). The Firm licenses a FIX engine from Itiviti Group AB (f/k/a CameronTec Group). The FIX engine provides connectivity with Subscribers' order-originating systems and transformation of FIX messages to/from internal data structures. The System receives market data from ICE Data Services (see also Part III Item 23 below), a vendor that handles market data feeds from various market data providers. To manage market data and orders, the System utilizes kdb+ and kdb+tick database, programming and query environments from Kx Systems. The Firm licenses certain intellectual property employed in the operation of the System from NFS. Please see Part III Item 11 for more information on the operations of the System. While the System is housed and operated on Luminex servers and equipment, the Firm has engaged NFS, pursuant to a services agreement that restricts NFS's use of information obtained in providing support to Luminex and provides substantial procedures to ensure security of Subscriber information, to provide technology resources and personnel to manage the technology suite and implementation of system changes. Data center facilities are leased from Cyxtera Technologies, Inc., with the primary facility in Weehawken, NJ (NJ2) and the backup facility located in Chicago, IL (CH4).~~ ~~Pursuant to a fully-disclosed clearing agreement between Luminex and NFS, NFS clears and settles all transactions executed on the System. Please see Part III Item 22. Additionally, NFS maintains a proprietary account on behalf of Luminex and provides Luminex order-routing and execution services. This account is solely used by Luminex to effect proprietary transactions in connection with bona fide errors and occasional and infrequent accommodations. All such proprietary transactions are effected on market centers other than the System.~~
c. If yes to Item 6(b), does the service provider, or any of its Affiliates, use the NMS Stock ATS services?	● Yes ○ No
If yes, identify the service provider, or the Affiliate as applicable, and the ATS services that the service provider or its Affiliates use.	The particular Fidelity division that is the Luminex ~~technology~~ software support service provider - FTG - does not use the ATS. However, as noted above, FMR Co., a Fidelity subsidiary and an affiliate of NFS (which operates FTG), is a System Subscriber. eBX also does not use the ATS, nor does any ~~No~~ other service provider ~~uses the ATS~~.
d. If yes to Item 6(c), are the services that the NMS Stock ATS offers and provides to the entity required to be identified in Item 6(c) the same for all Subscribers?	● Yes ○ No

Item 7: Protection of Confidential Trading Information

a. Describe the written safeguards and written procedures to protect the	Luminex deems client-specific trading interest, order, and trade data to be "Confidential Trading Information" in the context of this question. Pursuant to SEC Rule 301(b)(10) and other regulatory requirements, Luminex has critical physical and logical access controls to reasonably ensure that access to Confidential Trading Information of Subscribers is

confidential trading information of Subscribers to the NMS Stock ATS, including:

i. written standards controlling employees of the ATS that trade for employees' accounts; and

ii. written oversight procedures to ensure that the safeguards and procedures described above are implemented and followed.

appropriately restricted to only those who need such access to support the System. The controls and related restrictions apply both to Luminex employees and those of FTG and eBX that support the System (collectively, "System support staff"). With respect to physical access controls, Luminex offices are locked at all times and are inaccessible to the public at all times. Access to Luminex office space is permitted for Luminex employees, a limited number of FTG employees who support the System, and a limited number of building management, building security, and other related staff. Physical access is controlled via enabled swipe cards, which must be approved by the Luminex Chief Information Security Officer (CISO) or an approved delegate. The Luminex CISO regularly reviews reports to determine who accessed Luminex space to ensure that the documented access to Luminex office space was limited to authorized individuals and also regularly reviews the list of persons authorized to have access to the Firm's office space in order to reasonably ensure that only appropriate persons have access to the Firm's office space. The dData centers that supports the System are is also equipped with multiple levels of security in order to reasonably ensure that access is limited to appropriately authorized individuals. It is important to note that even though a person may have physical access to Luminex office space, access to Confidential Trading Information is strictly controlled through the processes described immediately below.

Luminex uses a privileged access system as an access control with respect to Luminex systems, applications, and accounts and any Confidential Trading Information contained therein. The privileged access system is managed on the Firm's behalf by its information security vendor, Fixnetix Ltd. ("Fixnetix")DXC Technology ("DXC"). FixnetixDXC enables and disables accounts for applicable System support staff solely based upon instruction from the Luminex CISO or approved delegate. In addition, even those granted access can only access the information needed to perform their specific job functions. Access and entitlements are generally assigned to particular access groups, and thus access to Confidential Trading Information is limited to those groups that perform support functions that require access to systems that may contain Subscriber Confidential Trading Information. Please see Part II Item 7(d). Those not in such groups do not have access to Confidential Trading Information. Luminex performs a semi-annual review of all System support staff with access to systems containing Confidential Trading Information to ensure that access to systems that may contain Subscriber Confidential Trading Information is strictly limited to only those System support staff who need it in order to perform their job functions. These controls over access to Confidential Trading Information are reviewed on an annual basis as part of the Firm's Service Organization Controls ("SOC") 1 attestation audit that is conducted by an independent service auditor in an effort to ensure that these safeguards are followed. DXC alsoLuminex has also engaged Fixnetix to performs regular vulnerability scanning and penetration testing assessments as part of the Firm's efforts to appropriately safeguard client Confidential Trading Information. Among other protections, the Firm employs firewall and intrusion prevention and detection systems to further protect such Confidential Trading Information.

Luminex also utilizes several data loss prevention measures in an effort to reasonably ensure that Confidential Trading Information is not inappropriately taken from Luminex systems. These measures include the blocking of Luminex employee access to on-line file sharing sites (including, but not limited to, Dropbox and other similar sites) and the disabling of write capabilities of USB drives on Luminex PCs and laptops so that Confidential Trading Information may not be copied onto portable storage devices. The Luminex CISO may permit the temporary availability of a file sharing site to enable Luminex operations staff to provide a specific Subscriber with application-related files, after which the file sharing site is once again blocked from availability. The Firm blocks access to social media sites from web browsers on Firm PCs and laptops, and the Firm also blocks access to internet-based webmail programs. In addition, Luminex captures and monitors all employee electronic communications through Firm accounts to reasonably ensure that employees are not inappropriately transmitting Confidential Trading Information outside of the Firm via email, text message, or other means of Firm-provided electronic communication. Electronic communications via Firm accounts are regularly reviewed by Compliance and management to ensure compliance with Firm policies. Firm employees are regularly trained on appropriate treatment of Confidential Trading Information, and related policies and procedures are also contained in the Firm's Written Supervisory Procedures document, which is required to be read and attested to by all Firm employees twice annually. There are confidentiality provisions within the written support agreements between Luminex and eBX and NFS that require those eBX and NFS (FTG) employees, respectively, to safeguard any System information that they may have access to as part of supporting the System.

In addition, all System support staff are subject to trading restrictions to ensure that such persons' trading activities do not conflict with the interests of System Subscribers. Luminex does not have any individual or retail customer accounts, including employee accounts. As such, Luminex employee trading accounts must be opened and maintained at other broker-dealers, upon approval by the Luminex Chief Compliance Officer (CCO). Luminex employees are required to disclose to Compliance all outside brokerage accounts, and duplicate trade confirmations and account statements are required to be provided to Compliance for all Luminex employee-related accounts held outside the Firm. Except as described below, System support staff from Luminex and FTG with access to Confidential Trading Information are prohibited from purchasing any individual (non-ETF) NMS equity securities and options linked to individual NMS equity securities, regardless of whether there are pending or recent orders or trades in those securities in the System. (Trading of ETFs is permitted under the Firm's employee trading policy.) Sales of individual (non-ETF) NMS equity securities, for those System support staff from Luminex or from FTG who had preexisting positions prior to joining the Firm or beginning to support the System, are permitted with the advance permission of the Luminex CCO. The Luminex CCO will review the intended sale transaction versus the System's current and recent order and trade activity in the particular security. If the security that the System support staff person wishes to sell is either currently active in the System or has recently traded in the System, approval for the proposed trade will be denied. There are exceptions to these prohibitions if the System support staff person's accounts are managed by an advisor (human or automated) that has full investment discretion while the System support staff person has none. Whether the account is managed by the employee or by an outside advisor, Luminex employees must still disclose such accounts to Compliance and provide duplicate copies of account statements and trade confirmations to Compliance. Luminex employees must also comply with other trading-related Firm policies such as, but not

limited to, its Insider Trading policy. FTG employees that support Luminex and have access to Luminex Confidential Trading Information must comply with the Luminex employee trading restrictions, in addition to any trading policies of their employer. Luminex Compliance does not receive or review duplicate copies of account statements or trade confirmations with respect to FTG employee accounts, but Compliance by FTG employees with the Luminex trading policies is monitored by Fidelity Compliance in cooperation with the Luminex CCO. System support staff from eBX are subject to and bound by eBX corporate policies that govern the handling of confidential information and policies that prohibit employees from placing trades based on nonpublic information. Any trading activity by System support staff from eBX is reviewed by that firm's Chief Compliance Officer to reasonably ensure compliance with eBX policies. In addition, duplicate trading confirmations and account statements from the eBX support staff who have access to System confidential trading information are provided to and reviewed by the Luminex CCO to reasonably ensure that any trading does not appear to be related to or based upon Luminex Confidential Trading Information.

b. Can a Subscriber consent to the disclosure of its confidential trading information to any Person (not including those employees of the NMS Stock ATS who are operating the system or responsible for its compliance with applicable rules)?	◉ Yes ○ No
If yes, explain how and under what conditions.	While Subscribers are able to do so, Luminex is unaware of such consent being sought or given, aside from information provided to entities such as custody banks, prime brokers, or other entities related to clearance and settlement of transactions. Confidential Trading Information is kept confidential (meaning, in this specific case, not disclosed outside the Firm to anyone who is not otherwise supporting the System) up until the time the transaction is cleared and settled, which involves NFS, Luminex's clearing firm, and the other external parties referenced immediately above. For example, on trade date, a Subscriber will submit instructions electronically designating to which subaccount shares purchased or sold through the Subscriber's master trading account should be allocated, designating that specific share amounts from the block execution be settled in specific subaccounts (typically in the name of mutual funds or similar funds on whose behalf the Subscriber is purchasing or selling securities). Depending on the method of clearance and settlement, details of the share purchase or sale will be made available to NFS and to other entities involved in the clearance and settlement of the Subscriber's transaction. Please see Part III Item 22 below. Any other consents to the disclosure of its own Confidential Trading Information must be made in writing, including but not limited to email, to Luminex Sales or other appropriate Luminex employees.

On a next day basis (meaning, on the trade date after the previous trade date), Luminex informs "opt-in" Subscribers of the securities that traded in the System on the prior trading day. In this context, "opt-in" means a Subscriber who wishes to receive these notifications, which are displayed in the Luminex UI. In exchange for being able to view these notifications in the Luminex UI, an "opt-in" Subscriber must be willing to allow the securities that they traded in the System to be included in the notifications. For example, if two "opt-in" Subscribers matched and executed a trade in the System in security "XYZ," then XYZ would be listed in the trade advertisement that is displayed to "opt-in" Subscribers the following trading day. If an "opt-in" Subscriber matched and executed a trade in the System with a "non-opt-in" Subscriber in XYZ, then XYZ would not be listed in the trade advertisement that is displayed to "opt-in" Subscribers the following trading day, unless there was a separate transaction in that same security involving two "opt-in" Subscribers. The parties associated with any trade in the System are not identified in any of these trade advertisements, nor are the specific terms and conditions of any transaction. The trade advertisements solely list the securities that traded in the System, provided that both parties to the transaction or transactions in that security were "opt-in" Subscribers. "Opt-in" participation in the trade advertising program is at the broader Subscriber level and not at the trader level. This means that if a Subscriber opts in to trade advertisements, then no trades by any of its traders could be excluded from the trade advertisements if an "opt-in" Subscriber was on the other side of that transaction. As noted in Part II, Item 5, trade advertising (symbol only) from the current trade date ("T") is made available to all Subscribers via the Luminex UI unless a Subscriber opts out of receiving such advertising. Subscribers may contact Luminex Sales either via phone or electronically to opt out of this real-time advertising. As with the next day trade advertising, for a symbol to be advertised via the real-time advertising on T, the System must have had an execution in that symbol on T between two opt-in Subscribers. If a Subscriber opts out of receiving real-time trade advertising, then that Subscriber's trades are not included among those which may be subject to real-time trade advertising. |
| c. If yes to Item 7(b), can a Subscriber withdraw consent to the disclosure of its confidential trading information to any Person (not including those employees of the NMS Stock ATS who are operating the | ◉ Yes ○ No |

system or responsible for its compliance with applicable rules)?	
If yes, explain how and under what conditions.	To the extent that a Subscriber provides such consent, which as noted in Part II Item 7(b) above must be provided in writing, such consent could similarly be withdrawn, again in writing.
d. Provide a summary of the roles and responsibilities of any Persons that have access to confidential trading information, the confidential trading information that is accessible by them, and the basis for the access.	Access to Confidential Trading Information is limited to those persons who either operate or support the operations of the ATS or are responsible for its compliance with applicable rules. A limited number of persons that support the ATS or who provide trading support to System Subscribers have access to such information. In addition to the Luminex staff noted here, outside technology support personnel from FTG and eBX with server-level access or access to System-related databases may have access to Subscriber Confidential Trading Information. The roles and responsibilities of such persons include those from eBX who support the System's operations and those from FTG who support software development with respect to the System, in addition to the Luminex Operations desk that provides functional and operational support of the System to Subscribers. As described in Part II Item 7(a) above, access to systems, servers, and databases that may contain Confidential Trading Information is reviewed on a regular basis to ensure that access is limited to only those who require such access to perform their jobs and is removed promptly when no longer needed. Luminex employees have access to certain real-time Subscriber information via an internal tool called the Sales Dashboard. As described below, the information available on the Sales Dashboard includes, on a pre-match basis, the Subscriber and trader who entered an order or trading interest into the System, the price (for limit orders) and size of such order, and the time the order was entered. For all Sales Dashboard users other than the Luminex Operations team, on a pre-match basis the tickers or stock symbols associated with live orders or trading interest in the System are masked in order to protect the confidential nature of such information. Other terms and conditions of the order or trading interest available on the Sales Dashboard include the entered Top Quantity, the entered MinQ and AutoEx, if applicable, whether the order or trading interest was to buy, to sell, or sell short, the market capitalization segment of the security (Large Cap, Mid Cap, or Small Cap), which sector the security belongs to (e.g., Healthcare, Utilities, etc.), and various System individual security and aggregate trading statistics. A significant amount of the information available in the Sales Dashboard is not Confidential Trading Information but is instead non-Subscriber-specific or non-security-specific System data. Once a match occurs in the System, the real symbol relating to that match becomes available in order to allow the Sales team to respond to trader inquiries with respect to the match, to contact traders who may have fallen down on a match (See Part III Item 13), and to provide similar post-match trader support functions. The Sales Dashboard also includes post-match information including the executed quantity and execution price for those matches that result in an execution in the System. The Luminex CCO has similar access to post-match Subscriber information in order to respond to regulatory inquiries as necessary. Other Luminex staff have access to the Sales Dashboard for the purpose of monitoring the overall activity in the System. As described in Part II Item 7(a) above, all Luminex employees and FTG and eBX staff that support the System are subject to appropriate confidentiality commitments and to restrictive employee trading policies in order to reasonably protect Subscriber Confidential Trading Information from potential misuse.

ATS-N/UA: Part III: Manner of Operations

Item 5: Means of Entry

a. Does the NMS Stock ATS permit orders and trading interest to be entered directly into the ATS (e.g., via Financial Information eXchange ("FIX") protocol, Binary)?	◉ Yes ○ No
If yes, explain the protocol that can be used to directly enter orders and trading interest into the ATS.	All orders and trading interest must be submitted to the System via FIX version 4.2 or 4.4. Most OMS or EMS vendors used by System Subscribers send order and trading interest messages that are in, or are converted by the Firm to, standard FIX. There are other vendors that use a "drop" FIX protocol in which "drop copy" messages are sent by the System back to the Subscriber's OMS or EMS upon a match in the System to confirm that the needed shares are still available in order to potentially consummate a match. The System does not accept and does not have the ability to accept manual orders or trading interest.

b. If yes to Item 5(a), are the protocols required to be identified in Item 5(a) the same for all Subscribers and the Broker-Dealer Operator?	◉ Yes ○ No
c. Are there any other means for entering orders and trading interest into the NMS Stock ATS (e.g., smart order router, algorithm, order management system, sales desk)?	◉ Yes ○ No
If yes, identify and explain the other means for entering orders and trading interest, indicate whether the means are provided through the Broker-Dealer Operator, either by itself or through a third-party contracting with the Broker-Dealer Operator, or through an Affiliate of the Broker-Dealer Operator, and list and provide a summary of the terms and conditions for entering orders or trading interest into the ATS through these means.	In addition to using an O/EMS to send orders or trading interest to the System, Subscribers may also use a third party technology provider as long as the orders or trading interest are sent to the System directly from the client, meaning they are institutional customer orders or trading interest where the third party system passes a client identifier for the underlying Subscriber and trader that sent the order or trading interest. The third party routers are accessed via a front-end at the Subscriber, and any orders or trading interest sent to Luminex via such third party routers are submitted to the System using either FIX 4.2 or 4.4 or are converted to FIX 4.2 by the Firm. Although the third party routers are routed directly into the low-latency FIX gateway, while orders or trading interest submitted by O/EMSs are subject to additional processing upon submission prior to being submitted to the matching engine, Tthere is no material latency difference between the third party routers and other means of order and trading interest transmission via an OMS or EMS. As noted in Part III Item 7(a), time of order receipt is the third and least important factor in order priority, which lessens the importance of any routing latency difference that may exist between third party routers and other means of order and trading interest submission. Luminex may integrate with other technology providers at any time at its discretion or at the request of its Subscribers. Subscribers wishing to route orders or trading interest to the System via any unsupported third party technology providers would have to work with Luminex and the new third party technology to ensure that the new provider would pass to the System a client identifier for the underlying Subscriber and trader that sent the order or trading interest.
d. If yes to Item 5(c), are the terms and conditions required to be identified in Item 5(c) the same for all Subscribers and the Broker-Dealer Operator?	◉ Yes ○ No

Item 20: <u>Suspension of Trading</u>

a. Explain any procedures for suspending or stopping trading on the NMS Stock ATS, including the suspension of trading in individual NMS stocks.	In the event that the Firm determines that it does not have a reliable SIP feed for the pricing of orders in the System, the Firm will halt executions on the System until such time that it determines the System has access to a reliable SIP feed. Any open negotiations involving any order types will be cancelled, and any orders in the relevant securities will be cancelled and returned to the entering Subscriber. Such orders or trading interest would need to be re-entered by the Subscriber following the resumption of trading in the respective securities. Please see Part III Item 11. The System ceases executing orders at 4:00 p.m. or such earlier time designated by the New York Stock Exchange in the event of an early close. Additionally, the System may not accept orders or trading interest if there are system issues or market disruptions that warrant a cessation of trading. The System also halts trading pursuant to regulatory halts declared by U.S. national securities exchanges, FINRA, and, if applicable, the SEC.

As noted in Part II Item 6(b), the System's primary servers are located in the NY4 data center in Secaucus, NJ. The System has intra-site redundancy on separate servers in NY4 in the event the System's primary servers become unavailable. In the event that the primary and back-up servers become unavailable, the System will suspend trading and cease |

operations until such time as its servers resume normal functionality.

Pursuant to SEC Rule 301(b)(5), an ATS is required to comply with the Fair Access requirements of SEC Rule 301(b)(5)(ii) if the ATS achieves certain trading thresholds in any individual NMS stock during at least four of the preceding six calendar months. Although it is likely that Luminex would not be required to comply with those Fair Access requirements in any event in light of factors referenced in SEC Rule 301(b)(5)(iii), even if it met the four out of six months trading threshold, Luminex nevertheless will cease accepting orders or trading interest in any NMS stock for at least one calendar month and thus would not permit or facilitate any executions in any such stock for that time period in the event the ATS met the referenced trading thresholds in that stock in three of the preceding five months. Once this period of time elapses that would prevent Luminex from meeting the four out of six months trading threshold, Luminex will resume allowing orders or trading interest to be submitted to the ATS in that NMS stock and would permit executions in that NMS stock pursuant to the executions methodologies described herein.

b. Are the procedures for suspending or stopping trading the same for all Subscribers and the Broker-Dealer Operator?	● Yes ○ No

Item 21: <u>Trade Reporting</u>

a. Explain any procedures and material arrangements for reporting transactions on the NMS Stock ATS, including where an ATS reports transactions and under what circumstances.	Luminex reports its transactions immediately upon execution to the FINRA/Nasdaq Trade Reporting Facility ("TRF"). Luminex is making arrangements to ~~will~~ report its transactions to FINRA's Alternative Display Facility ("ADF") in the event the FINRA/Nasdaq TRF is unavailable. Until such time as the connectivity to the ADF is operational, Luminex will not allow executions on the System in the event that the FINRA/Nasdaq TRF is unavailable or if the Firm is otherwise unable to report transactions to the TRF. Luminex expects its connectivity to the ADF to be established by December 31, 2020.
b. Are the procedures and material arrangements for reporting transactions on the NMS Stock ATS the same for all Subscribers and the Broker-Dealer Operator?	● Yes ○ No

